



EXPLORATION INC.

A GROSSO GROUP COMPANY



..eet
, Vancouver, B.C. V6C 3N6
Te ..ax: 604-687-1858 • toll free: 800-901-0058
Inte ..naexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)

NEWS RELEASE – June 16, 2005

Silver Resources Increase to Over 300 Million Ounces at IMA's Navidad Discovery

IMA Exploration Inc. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to report the results of a resource estimate on the Calcite Hill deposit at it's 100% owned Navidad Project in Patagonia, Argentina. The Indicated Resources at the Navidad Project now totals 300.7 million ounces of silver and 1.27 million tonnes of lead (92.8 million tonnes @ 101 g/t silver and 1.36% lead). Ongoing drilling continues to define additional mineralization in the area of the Calcite Hill deposit beyond the resource estimate published here.

With the addition for the first time of Indicated and Inferred Resources at Calcite Hill, IMA's Exploration Team has now defined continuous silver resources (Indicated and Inferred) over a 2.3 kilometre strike length along the Navidad Trend. Ongoing drilling is targeting significant extensions to this world-class silver resource; additional surface work continues to better define additional known mineralization at the Argenta and Esperanza Trends. In addition to exploring for new resources, the company continues to better define and expand resources around the margins of Galena Hill, the Connector Zone, and Navidad Hill. It is expected that updated resource estimations will be undertaken once this phase of drilling is complete.

Navidad Project Indicated Resources at 50g/t Silver Equivalent Cut-Off[1]:

Deposit	Tonnes (millions)	Silver (g/t)	Lead (%)	Contained Silver (million ozs)	Contained Lead (thousand tonnes)
Galena Hill	63.6	101	1.76	207.3	1,117.8
Connector	2.1	74	0.27	4.9	5.6
Navidad Hill	15.2	115	0.35	56.3	52.4
Calcite Hill	12.0	83	0.75	32.2	90.5
Total Indicated Resource	**92.8**	**101**	**1.36**	**300.7**	**1,266.4**

Navidad Project Inferred Resources at 50 g/t Silver Equivalent Cut-Off[1]:

Deposit	Tonnes (millions)	Silver (g/t)	Lead (%)	Contained Silver (million ozs)	Contained Lead (thousand tonnes)
Galena Hill	5.8	43	0.56	7.9	32.6
Connector	6.5	100	0.20	20.9	12.9
Navidad Hill	2.9	103	0.77	9.6	22.5
Calcite Hill	0.05	28	0.66	0.05	0.35
Total Inferred Resource	**15.2**	**78**	**0.45**	**38.4**	**68.3**

The new resource estimate was prepared by Neil Burns, M.Sc., P.Geo. of Snowden Mining Industry Consultants Inc., who is an Independent Qualified Person as defined by National Instrument 43-101. The Calcite Hill estimate relied on assay results from 35 diamond drill holes covering an area of approximately 550 x 150-250 metres. Most of the estimated resource lies at relatively shallow depths starting at 50 to 80 metres and extending to 100 to 180 metres below the surface. Snowden created a block model (block size 12.5 x 12.5 metres in plan by 10 metres in depth) of the Calcite Hill deposit and coded this model into four domains based on geological interpretation. Grade was estimated using multiple indicator kriging techniques within the higher-grade domain and ordinary kriging with appropriate grade capping elsewhere. Densities were assigned to a block model using a nearest neighbour estimate from composited data determined from density measurements of entire boxes of whole core. Average densities used to calculate the tonnage at various AgEq cut-off grades are shown in the tables below. A small portion of the previously reported Navidad Hill Inferred Resource has been upgraded to the Indicated category and included within the Calcite Hill estimate. The Navidad Hill resources have been restated above to reflect these minor changes. Please note that the Project database at the time of this estimation comprised 174 diamond drill holes totalling 27,982 metres. Currently, 194 holes have been completed totalling over 32,200 metres.

Tables showing the breakdown of estimated resources at Calcite Hill at various silver equivalent cut-off grades are shown below. Complete tables and grade-tonnage curves showing the resource estimates for all the Navidad deposits at various cut-off grades are available at the company's website (www.imaexploration.com). The base-case 50 g/t silver equivalent (AgEq) cut-off was chosen as it reflects a contained gross metal value that is similar to many bulk-tonnage operations worldwide. No economic analysis has been applied to determine this figure; resources tabulated at other cut-off grades are presented below for comparison purposes. It is important to note that at Calcite Hill doubling the cut-off to 100 g/t AgEq only reduces the contained ounces of silver by 21%; applying this higher cut off to the project total resources produces only a 14% reduction in contained silver showing the robust nature of these deposits. Silver equivalent values were calculated using silver, lead, copper, and zinc grades and the same metal prices as were used in the previous Galena Hill and Navidad Hill resource estimates[1]. The silver equivalence formula makes no allowances for variable metal recoveries.

Calcite Hill Indicated Resources:

Cut-off (g/t AgEq)	Average Density (g/cm^3)	Thousand Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Contained Silver (M Oz)
100	2.57	6,943	113	0.07	1.04	0.08	25.2
80	2.56	8,741	101	0.07	0.92	0.09	28.4
70	2.55	9,831	94	0.07	0.86	0.10	29.8
60	2.54	10,964	88	0.07	0.80	0.11	31.1
50	**2.54**	**12,048**	**83**	**0.07**	**0.75**	**0.11**	**32.2**

Calcite Hill Inferred Resources:

Cut-off (g/t AgEq)	Average Density (g/cm^3)	Thousand Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Contained Silver (M Oz)
100	2.70	8	149	55	2.00	0.17	0.015
80	2.61	16	117	41	1.36	0.33	0.021
70	2.47	31	98	37	0.93	0.31	0.037
60	2.48	39	92	32	0.85	0.36	0.040
50	**2.42**	53	**82**	**28**	**0.66**	**0.38**	**0.048**

Notes:

1. Silver equivalent calculated using US$5.50/oz silver, $0.30/lb lead, $1.10/lb copper, and $0.40/lb zinc. (AgEq = Ag + (%Pb*10,000/242.5) + (%Cu*10,000/66.1) + (%Zn*10,000/181.9). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient or no information is available to do so. Metal prices have been left unchanged from the prior estimate at Galena Hill in May 2004 in order to simplify comparisons to the prior estimate.
2. The Galena Hill, Navidad Hill and Connector Zone Indicated Resources remain unchanged from the Phase I and II resource estimations released on May 25, 2004 and December 1, 2004 except for restating of the Navidad Hill Resource where a small change was made at the common border with the Calcite Hill resource.
3. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
4. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to Industry Best Practices standards as set out by National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the 2000 Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Standards on Mineral Resources and Reserves".
5. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.
6. An '*Inferred Mineral Resource*' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
7. An '*Indicated Mineral Resource*' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

 2005 Number 11


EXPLORATION
INC.

A GROSSO GROUP COMPANY


SEC MAIL
PROCESSING
RECEIVED
JUN 2 9 2005
WASH, D.C.
108
SECTION

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)

NEWS RELEASE – June 21, 2005

Drilling Intercepts Silver Mineralization 525 metres Northwest of Calcite Hill Resource at IMA's Navidad Discovery

IMA Exploration Inc. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce results for diamond drill holes 175 to 188 from its 100% owned Navidad Silver-Lead project in Patagonia, Argentina. Holes 178 and 179, located 525 metres to the northwest of the boundary of current resources at Calcite Hill (see attached map), intercepted **30.0m of 122 g/t silver and 25.0m of 251 g/t silver**, respectively, discovering an important extension to the mineralization along the Navidad Trend. In addition, hole 175 which was drilled at Galena Hill, intercepted **194 metres of 188 g/t silver and 5.8% lead** including 49.8 metres of 481 g/t silver and 14.2% lead (see attached table). These results highlight the potential for increasing the silver resources at the Navidad project.

Indicated Resources at the Navidad Silver-Lead discovery of 300.7 million ounces of silver and 1.27 million tonnes of lead (92.8 million tonnes @ 101 g/t silver and 1.36% lead), and Inferred Resources of 39.4 million ounces of silver (15.2 million tonnes @ 78 g/t silver), are located within a 2.3 kilometre segment of the Navidad Trend. Significant portions of the three mineralized trends that have been identified to date on the Navidad project have received little or no drilling. The Navidad Trend, the Argenta Trend and the Esperanza Trend combined cover in excess of 14 km of strike potential. Continued exploration drilling will systematically drill test the mineralized trends and updated resource calculations will be conducted on an ongoing basis as drill results warrant.

Step-out drilling 525m to the northwest of the Indicated Mineral Resource at Calcite Hill has identified an important new style of silver mineralization. This mineralization consists of minor amounts of galena and possibly other sulphide/sulphosalt minerals, hosted within coarse-grained sedimentary rocks that occur interbedded within a finer grained sedimentary sequence. The coarse grained sediments have strong clay alteration and appear to be partially derived from the favourable volcanic horizon that hosts most of the Navidad Project mineralization, but are located laterally and/or above it. Six drill holes have been completed ranging from 525 to 1,225 metres to the northwest of Calcite Hill where new resources were recently reported (June 16, 2005). Results are available for only the first two, holes 178 and 179. Both holes contain intersections with significant silver and lead values over significant core lengths. Mineralization intercepted in these two holes appears to correlate well across the 110m between the mineralized intervals, with a nearly horizontal dip. The mineralization starts 30-50m below surface and has a true thickness of about 20-35m. At present the extents of this new style of mineralization are unknown, however the sedimentary rocks which host the mineralization are present over a large area extending from Calcite Hill to the west and northwest. Further drilling in this area will be planned once the results of all six reconnaissance holes are received.

Diamond drill hole 175 was drilled at Galena Hill in order to provide material for ongoing metallurgical testing. It was drilled from the platform of hole NV04-44 at a 45° angle and crosses holes NV04-42 and 43 (113m of 158 g/t silver, 2.07% lead and 83.0m of 161 g/t silver, 5.8% lead). Hole 175 returned significantly higher than expected silver and lead values and significantly exceeds the values predicted by the Galena Hill block model prepared by Snowden and announced May 25, 2004. Hole 175 intersected 194 metres of 188 g/t silver and 5.8% lead including 49.8 metres of 481 g/t silver and 14.2% lead.

Eleven new holes have been completed to date at Calcite Hill around the peripheries of the Indicated Resource (12 million tonnes @ 83 g/t silver and 0.75% lead – see June 16, 2005 release). The purpose of these drill holes was to better define the margins of the Calcite Hill resource, in general results from this drilling are as expected and will allow the company to move ahead with testing new zones.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current exploration program. IMA has implemented a rigorous program of quality assurance and quality control at the Navidad project, for complete details of this and for more maps depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

IMA Exploration Inc's Annual General Meeting of shareholders will take place at 12:30pm on Thursday June 23rd, 2005, in the Garibaldi Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, B.C., Canada.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2005 Number 12

Diamond drill hole results, holes NV04-175 to 188:

DDH	Location	from (metres)	to (metres)	composite length (metres)	g/t Silver (LWA)	% Copper (LWA)	% Lead (LWA)	% Zinc (LWA)
NV05-175	Galena Hill	47.18	241.63	194.45	188	0.01	5.79	0.38
including		47.18	174.87	127.69	254	0.01	8.13	0.55
including		47.18	97.00	49.82	481	0.02	14.23	0.71
NV05-176	Calcite Hill	95.65	206.10	110.45	28	0.07	0.28	0.02
including		95.65	116.64	20.99	63	0.02	1.46	0.05
including		107.50	116.64	9.14	89	0.02	2.22	0.04
NV05-177	Calcite Hill	213.18	218.10	4.92	94	0.17	0.19	0.09
NV05-178	NW Calcite Ext	68.00	112.80	44.80	96	0.03	0.76	0.07
including		71.00	101.00	30.00	122	0.04	0.52	-0.01
NV05-179	NW Calcite Ext	43.10	68.10	25.00	251	0.08	0.32	0.01
including		56.10	58.78	2.68	1909	0.58	1.31	0.09
NV05-180	Calcite Hill	104.40	113.40	9.00	119	0.07	0.20	0.03
NV05-181	Calcite Hill	3.00	19.02	16.02	36	-0.01	0.34	0.19
and		93.83	122.20	28.37	25	0.02	0.32	0.08
NV05-182	Calcite Hill	123.07	156.81	33.74	39	0.13	0.02	0.03
including		123.07	128.20	5.13	57	0.26	0.01	0.06
including		145.96	156.81	10.85	71	0.11	0.03	0.02
NV05-183	Calcite Hill	154.69	159.71	5.02	47	0.09	0.01	-0.01
and		196.75	201.00	4.25	67	0.10	0.02	0.02
NV05-184	Calcite Hill	82.66	176.20	93.54	97	0.04	0.77	0.02
including		94.90	99.82	4.92	712	0.32	3.65	0.05
including		120.14	124.07	3.93	333	0.13	0.29	0.00
NV05-185	Calcite Hill	106.97	143.00	36.03	71	0.29	0.23	0.06
including		106.97	111.22	4.25	256	0.66	0.61	0.16
and		58.25	59.81	1.56	5106	1.38	3.12	0.27
NV05-186	Calcite Hill	43.50	100.20	56.70	82	0.12	0.99	0.19
including		44.70	53.10	8.40	259	0.08	6.15	0.68
NV05-187	Calcite Hill	no significant results						
NV05-188	Calcite Hill	184.16	200.00	15.84	168	0.21	0.01	0.04


CALCITE HILL RESOURCE AND RECENT DRILLING
June 21, 2005
191
192
190
189
178
179
182
181
176
180
177
183
184
185
186
187
Calcite Hill
Indicated Resource
Navidad Hill
Indicated Resource
500m
Navidad Drill Results
g/t silver X Intercept Length
>20,000 grams silver X metres (eg >50m of >400 g/t Ag)
>5,000 grams silver X metres (eg >50m of >100 g/t Ag)
>500 grams silver X metres (eg >10m of > 50 g/t Ag)
<500 grams silver X metres
Note: Larger symbols indicate holes that were drilled after the Snowden resource estimation
Results Pending
Indicated Resources Projected to Surface (50 g/t AgEq Cut-Off)